

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2020

Michael McClure
Chief Executive Officer
SmartStop Self Storage REIT, Inc.
10 Terrace Road
Ladera Ranch, CA 92694

       Re: SmartStop Self Storage REIT, Inc.
           Form S-4
           Filed December 11, 2020
           File No. 333-251306

Dear Mr. McClure:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Stacie Gorman at 202-551-3585 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Michael K. Rafter, Esq.